Exhibit 10.36

March 3, 2006

Mr. Mark R. Keller Chief Executive Officer Republic Property Trust 1280 Maryland Avenue Suite 280 Washington, DC 20024	Mr. Gary Siegel Chief Operating Officer and General Counsel Republic Property Trust 1280 Maryland Avenue Suite 280 Washington, DC 20024

Re:	$150,000,000 Secured Revolving Credit Facility (the “Facility”), for Republic Property Limited Partnership (the “Borrower”).
Gentlemen:
This letter (the “Mandate Letter”) will confirm the understanding of the Borrower and KeyBank National Association (“KeyBank”), in its capacity as administrative agent (the “Administrative Agent”), and KeyBanc Capital Markets (“KeyBanc”) in its capacity as sole lead arranger (“Lead Arranger”), in connection with a Secured Revolving Credit Facility in an amount of up to $150,000,000, (the “Facility”), as set forth in the Summary of Terms and Conditions dated February 28, 2006 attached hereto (the “Term Sheet”).
The Administrative Agent and Lead Arranger are pleased to arrange the Facility and move forward on a good faith basis to form a syndicate of financial institutions (the “Lenders”) reasonably acceptable to you for the Facility. The undertakings of the Administrative Agent and Lead Arranger hereunder are subject to the satisfaction of each of the following conditions in a manner acceptable to the Administrative Agent and Lead Arranger in their sole discretion:
(a)	each of the terms and conditions set forth herein and to be set forth in the definitive loan documentation for the Facility;

(b)	each of the terms and conditions set forth in the Term Sheet and Fee Letter;

(c)	the negotiation, execution and delivery of definitive documentation with respect to the Facility consistent with the Term Sheet and otherwise satisfactory to Agent.
This Mandate Letter combined with the Term Sheet and Fee Letter (collectively, the “Commitment Documents”) represent an outline of the basis under which the Administrative Agent and Lead Arranger are prepared to act. The terms and conditions of the Facility, while substantially defined in the Commitment Documents, are not necessarily limited to those set forth in the Commitment Documents.
Borrower agrees to actively assist the Administrative Agent and Lead Arranger in achieving a syndication of the Facility that is satisfactory to the Administrative Agent, Lead Arranger and Borrower. Syndication of the Facility will be accomplished by a variety of means, including direct contact during the syndication between representatives of the Borrower and the proposed Lenders.

To assist the Administrative Agent and Lead Arranger in the syndication effort, you hereby agree to (a) provide and cause your advisors to provide the Administrative Agent and Lead Arranger and the other Lenders upon request with all information reasonably deemed necessary by the Administrative Agent and Lead Arranger to complete syndication, (b) assist the Administrative Agent and Lead Arranger upon their reasonable request in the preparation of an Offering Memorandum to be used in connection with the syndication of the Facility (the Offering Memorandum shall be subject to your prior reasonable approval) and (c) otherwise assist the Administrative Agent and Lead Arranger in their syndication efforts, including making available officers and advisors of the Borrower from time to time to attend and make presentations regarding the business and prospects of the Borrower, as appropriate, at a meeting or meetings of prospective Lenders. You further agree to refrain from engaging in any additional debt financings for the Borrower and its subsidiaries until the earlier of a successful syndication and a date 120 days after the closing date of the Facility, unless otherwise agreed to by the Administrative Agent and Lead Arranger. It is understood that the foregoing shall not be construed as limiting the Borrower from causing its subsidiaries to incur, assume or maintain debt secured by properties of the subsidiaries to the extent the same would be permitted under the terms contemplated for the Facility.
It is understood and agreed that the Administrative Agent and Lead Arranger, after consultation with you, will manage and control all aspects of the syndication, including decisions as to the selection of proposed Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Facility will receive compensation from you outside the terms contained herein and in the Term Sheet in order to obtain its commitment. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole discretion of the Administrative Agent and Lead Arranger and that any syndication in excess of the total Facility amount will reduce the commitment of the Administrative Agent. No additional Administrative Agent will be appointed without the prior approval of the Administrative Agent and Lead Arranger.
In the event the Facility cannot be successfully syndicated under the terms outlined in the Term Sheet, the Borrower agrees that the Administrative Agent and Lead Arranger shall be entitled with the consent of the Borrower (which shall not be unreasonably withheld, conditioned or delayed), to change the structure or terms of the Facility, if the Administrative Agent and Lead Arranger determine that such changes are advisable in order to ensure a successful syndication. The Term Sheet shall be deemed to be amended to reflect such changes and the syndication process shall continue. For purposes hereof, a successful syndication is one in which commitments (in compliance with the terms of the Term Sheet) totaling in an amount equal to the Facility (including a reduction of KeyBank’s commitment to its desired hold level of not greater than $50,000,000) have been received and closed from financial institutions acceptable to the Lead Arranger and Borrower.
KeyBank’s commitment hereunder and in the Commitment Documents is not subject to the syndication of the Facility. Until the closing date of the Facility, however, KeyBank’s commitment hereunder and in the Commitment Documents is subject to the following conditions precedent: (a) each of the terms and conditions set forth herein and in the Term Sheet and Fee Letter and to be set forth in the definitive loan documentation for the Facility; (b) satisfactory completion of all due diligence; (c) no material misstatements or omissions from the Information or Projections; (d) KeyBank’s continuing satisfaction that there has not occurred any material adverse change in the financial condition, business, operations, assets, or prospects of Borrower; (e) there not having occurred and being continuing since the date hereof a material adverse change in the market for syndicated loans of the types contemplated by the Term Sheet, or a material disruption of, or material adverse change in, financial, banking, or capital market conditions which materially and adversely affect the market for syndication of facilities of the types contemplated by the Term Sheet, in each case as determined by the Administrative Agent and Lead Arranger in their sole discretion;

and (f) the negotiation, execution, and delivery of definitive documentation with respect to the Facility (“Loan Documents”) in form and substance satisfactory to Borrower, the Administrative Agent, and their respective counsel, which Loan Documents will include, without limitation, the terms and conditions set forth in the Commitment Documents and other provisions customary for this type of financing transaction (in compliance with the terms of the Term Sheet). If, on or before the closing date of the Facility, the Administrative Agent’s continuing review of the Borrower discloses material adverse information relating to conditions or events not previously disclosed to the Administrative Agent or additional developments in the condition (financial or otherwise), assets, properties, business, operations, or prospects of Borrower and its subsidiaries, taken as a whole, then the Administrative Agent may, in its sole discretion, require reasonable changes in the Term Sheets (subject to the provisions of the previous paragraph) to reflect alternative financing amounts or structures that are satisfactory to the Administrative Agent or may withdraw its commitment.
The Borrower hereby represents, warrants and covenants that (i) all information, other than the Projections (as defined below), which has been or is hereafter made available to the Administrative Agent and Lead Arranger by you or any of your representatives in connection with the transactions contemplated hereby (“Information”) is and will be complete and correct in all material respects and does not and will not (to your knowledge) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (ii) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to the Administrative Agent and Lead Arranger by you or any of your representatives (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the closing date for the Facility so that the representation and warranty in the preceding sentence is correct on such date. In arranging and syndicating the Facility, the Administrative Agent and Lead Arranger will be using and relying on the Information and the Projections without independent verification thereof.
By acceptance of this offer, the Borrower agrees (subject, however, to the terms and conditions of the Fee Letter and Term Sheet) to reimburse the Administrative Agent and Lead Arranger for reasonable out-of-pocket fees and expenses (including reasonable attorneys’ fees and expenses and expenses of due diligence) incurred by third parties on behalf of the Administrative Agent and Lead Arranger arising in connection with the negotiation, preparation, execution, and delivery of the Commitment Documents or the Loan Documents, and out-of-pocket expenses in connection with the closing of the financing and syndication of the Facility contemplated hereby, whether or not the Facility closes.
In the event that KeyBank, the Administrative Agent, Lead Arranger, any other lenders, their respective affiliates and their respective officers, directors, employees, agents, attorneys and controlling persons (each, an “Indemnified Party”) become involved in any capacity in any action, proceeding or investigation in connection with any matter contemplated by this letter, the Borrower will reimburse the Indemnified Party for their legal and other expenses (including the cost of any investigation and preparation) as they are incurred by the Indemnified Party, unless and only to the extent that it shall be finally judicially determined that such involvement resulted from the gross negligence or willful misconduct of the Indemnified Party or from the breach by the Indemnified Party of their respective obligations under the Commitment Documents. The Borrower also is to indemnify and hold harmless each Indemnified Party from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matters contemplated by this letter, unless and only to the extent that it shall be finally judicially determined that such losses, claims, damages or liabilities resulted from the gross negligence or willful misconduct of the

Indemnified Party or from the breach by the Indemnified Party of their respective obligations under the Commitment Documents.
The provisions of the immediately preceding two paragraphs shall remain in full force and effect regardless of whether definitive financing documentation for the Facility shall be executed and delivered and notwithstanding the termination of this letter or the commitments of the Administrative Agent and Lead Arranger hereunder.
Neither this offer nor the undertaking and commitment contained herein may be disclosed to or relied upon by any other person or entity other than your accountants, attorneys and other advisors, without the prior written consent of the Administrative Agent and Lead Arranger, except that following your acceptance hereof you may make public your disclosure hereof as required by law or court order. Any public disclosure of the terms and conditions of this commitment must be pre-approved by the Administrative Agent and Lead Arranger.
As described herein, KeyBanc will act as Lead Arranger for the Facility. The Administrative Agent reserve the right to allocate, in whole or in part, to Lead Arranger certain fees payable to the Administrative Agent in such manner as the Administrative Agent and Lead Arranger agree in their sole discretion. You acknowledge and agree that the Administrative Agent may share with any of its affiliates any information relating to the Facility, the Borrower and its subsidiaries and affiliates.
This letter shall be governed by the laws of the State of New York without regard to its principles of conflicts of laws. This letter may be modified or amended only in writing. This letter is not assignable by the Borrower without the prior written consent of the Administrative Agent and Lead Arranger. This letter supersedes and replaces any and all proposals or Term Sheet (other than the Commitment Documents attached hereto) previously delivered by the Administrative Agent and Lead Arranger to the Borrower relating to the Facility.
Neither KeyBank, Administrative Agent nor Lead Arranger shall be required to pay any brokerage fees or commissions arising from the issuance of this letter or the Facility and Borrower agrees to defend, indemnify and hold KeyBank, Administrative Agent and Lead Arranger harmless from and against any and all cost, claim, liability, damage or expense (including but not limited to reasonable attorneys’ fees) in connection therewith.
In no event shall KeyBank, Administrative Agent or Lead Arranger be liable to Borrower for any damages caused or alleged to be caused by the failure of any lender other than KeyBank to fund its proportionate share of the Facility. Furthermore, in no event shall KeyBank, Administrative Agent or Lead Arranger be liable to Borrower for punitive damages, exemplary damages or consequential damages, including, without limitation lost profits, as a result of or in connection with KeyBank failing or refusing to fund the Facility, or for a breach of any nature by KeyBank or Lead Arranger of its obligations under or in connection with this letter or the Facility prior to or simultaneous with the funding of the Facility, and Borrower waives all claims for punitive damages, exemplary damages and consequential damages in connection with KeyBank failing or refusing to fund the Facility or any portion thereof or KeyBank or Lead Arranger breaching any of their respective obligations, and in connection with any and all breaches on the part of KeyBank or Lead Arranger that may occur prior to or simultaneous with the funding of the Facility.
This letter is made and entered into for the sole protection and legal benefit of the Borrower and KeyBank and Lead Arranger and no other person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Letter.
This commitment will expire 5:00 p.m. Eastern Time on March 7, 2006 unless Borrower executes and delivers this letter to the Administrative Agent prior to that time, whereupon this letter shall become a binding agreement. Within five business days of the execution of this letter by the Borrower, a deposit of $250,000 shall be delivered to KeyBank. Thereafter, the above undertaking and commitment will expire at 5:00 Eastern Time on May 8, 2006, unless definitive documentation for the Facility is executed and delivered prior to that time.
Very truly yours,

KEYBANK NATIONAL ASSOCIATION
By:	/s/ Michael P. Szuba
	Name:	Michael P. Szuba
	Title:	Vice President

KEYBANC CAPITAL MARKETS
By:	Douglas P. Harmon
	Name:	Douglas P. Harmon
	Title:	Managing Director

Acknowledged and agreed to this third day of March, 2006.

REPUBLIC PROPERTY LIMITED PARTNERSHIP
     By Republic Property Trust, as general partner

By:	/s/ Gary R. Siegel

Name:	Gary R. Siegel

Title:	Chief Operating Officer

Summary of Terms and Conditions
REPUBLIC PROPERTY TRUST
$150 Million Secured Revolving Credit Facility
March 2006

BORROWER:	Republic Property Limited Partnership (the “Operating Partnership”), the operating partnership of Republic Property Trust.

GUARANTOR:	Republic Property Trust (“RPB”) and each Subsidiary of the Operating Partnership that directly owns a Collateral Pool Property.

LEAD ARRANGER:	KeyBanc Capital Markets (“KeyBanc”).

ADMINISTRATIVE
AGENT:	KeyBank National Association (“KeyBank” or “Administrative Agent”).

LENDERS:	Syndicate of Lenders acceptable to KeyBanc and the Borrower.

FACILITY:	A $150 million (the “Aggregate Revolving Commitment”) secured revolving credit facility (the “Facility”). Documentation will enable the Aggregate Revolving Commitment to be increased to $250 million upon Borrower’s request and approval of the Administrative Agent. The increased commitment may be provided by any existing Lender or new Lenders but no Lender will be required to assume any increase. Subject to the terms of the Facility documents, the Borrower may borrow, repay and re-borrow amounts under the Facility.

PURPOSE:	Proceeds of the Facility are to be used for general corporate purposes.

SWINGLINE:	A Swingline of $30 million shall be made available by the Administrative Agent for same day borrowings at the Base Rate plus the Applicable Base Rate Margin. Advances under the Swingline, when aggregated with other borrowings and all letters of credit under the Facility, may not exceed the Available Amount. Each Lender shall be unconditionally obligated to purchase its pro rata share of any Swingline advance made by the Administrative Agent. Swingline advances shall be payable on demand but in no event shall any Swingline advance be outstanding for more than five days.

A. LETTERS OF

CREDIT:	Up to $30 million of the Aggregate Revolving Commitment shall be available for the issuance of letters of credit, with the Administrative Agent being the issuing bank. Each Lender shall purchase a risk participation interest in each letter of credit equal to its pro rata portion of the Aggregate Revolving Commitment. There shall be an issuance fee of the greater of (a) $1,500 or (b) 0.125% of the face amount of each letter of credit paid to the Administrative Agent only at the time of issuance of such letter of credit, and a per annum letter of credit fee (based on the face amount of each outstanding letter of credit) equal to the Applicable Margin for LIBOR Rate loans, payable to the Lenders quarterly in arrears. Unreimbursed drawings under a Letter of Credit shall be deemed to be advances under the Facility and shall bear interest at the Base Rate plus the Applicable Base Rate Margin.

INITIAL TERM:	Three years from closing.

AMORTIZATION:	Interest only.

EXTENSION
OPTION:	The Borrower shall have the option to extend the Facility for one additional year provided that (i) at least 90 days prior to the maturity date, the Borrower provides written notice of its intent to exercise the Extension Option, (ii) no Defaults or Events of Default shall then be in existence, (iii) all representations and warranties are true and accurate in all material respects at the time of such extension and (iv) the Extension Fee is paid.

EXTENSION FEE:	15 basis points of the Aggregate Revolving Commitment payable to the Administrative Agent for the benefit of the Lenders.

INTEREST RATE:	The Interest Rate will be determined based on the Operating Partnership’s Corporate Leverage ratio as outlined below:

	APPLICABLE LIBOR	APPLICABLE BASE RATE
	MARGIN (BASIS POINTS)	MARGIN (BASIS POINTS)

≤ 50%	115	0

>50% and ≤ 55%	125	0

>55% and ≤ 60%	140	0

>60% and ≤ 65%	155	25

>65%	190	50

LIBOR Rate interest periods shall be one, two, three or six months. Interest on Base Rate loans shall be payable, in arrears, on the first day of each month, upon any prepayment and at final maturity. Interest on LIBOR Rate loans shall be payable in arrears on a monthly basis, upon any prepayment and at final maturity. Interest on all loans and fees shall be calculated for actual days elapsed on the basis of a 360-day year for LIBOR Rate loan and 365- or 366-day year, as applicable, otherwise.

In no event may the Borrower elect an interest period for a LIBOR Rate loan which would extend beyond the maturity date of the Facility and, unless all of the Lenders otherwise agree, in no event may there be more than six different interest periods for LIBOR Rate loans outstanding under the Facility at any one time. LIBOR Rate loans shall be in the minimum aggregate amount of $1,000,000 (and integral multiples of $250,000 in excess thereof).

Facility documentation will include customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law (under the US banking system) and (b) indemnifying the Lenders for breakage costs incurred in connection with among other things, any failure to borrow, and any prepayment of a LIBOR Rate loan on a day other than the last day of an interest period with respect thereto. After default, the interest rate will be equal to the Base Rate plus the Applicable Base Rate Margin plus 3% per annum.

UNUSED FEE:	The Borrower shall pay a per annum fee (“Unused Fee”) to the Lenders equal to a percentage (“Unused Fee Rate”) of the unused Aggregate Revolving Commitment. The Unused Fee shall be based on the average daily “unused” amount for the quarter and will be paid quarterly in arrears. The Unused Fee, in basis points, shall be set based on the amount of usage of the Aggregate Revolving Commitment as follows:

Usage	Unused Fee
< 50%	20.0
> 50%	12.5

AVAILABLE AMOUNT:	The lesser of (i) the Aggregate Revolving Commitment or (ii) the Collateral Pool Availability.

ELIGIBLE REAL ESTATE PROPERTY:	Property which satisfies all of the requirements under the Credit Agreement, including the following:

(i)	Is an office property that is either owned in fee or subject to a ground lease (acceptable to Administrative Agent and limited to 15% of the Collateral Pool Value) by the Borrower or any wholly-owned Subsidiary of the Borrower and the owner of such property has been added as a Guarantor;

(ii)	For which the Administrative Agent has received the following: i) historic operating statements, if available; ii) rent rolls; iii) projected operating budgets; iv) budget for any near term capital expenditures; and v) and such other due diligence information as the Administrative Agent may request;

(iii)	Is free of all material structural defects or major architectural deficiencies, title defects, environmental conditions or other adverse matters;

ADDITIONS/SUBSTITUTIONS
TO COLLATERAL POOL:
After the initial closing of the Facility, additional Eligible Real Estate Property may be added to and/or substituted within the Collateral Pool Properties subject to Requisite Lender approval. Requisite Lenders will provide such approval within 10 business days. Any Property that does not qualify as an Eligible Real Estate Property may be added subject to receipt of Collateral Documents and approval of all Lenders. Any Lender not responding within that time frame will be deemed to have approved the addition.

REMOVAL FROM
COLLATERAL POOL:	Any Collateral Pool Property may be removed, so long as there is no default, subject to receipt by the Administrative Agent of a pro forma covenant compliance certificate demonstrating continued compliance with all financial covenants and continued satisfaction of the Collateral Pool Availability requirements.

Notwithstanding, there must be at least two Collateral Pool Properties at all times and the Collateral Pool Value must at all times be equal to or greater than $150,000,000.

COLLATERAL
DOCUMENTS:	Acceptance of Eligible Real Estate as a Collateral Pool Property is subject to delivery of the following: i) an Appraisal; ii) a current survey; iii) a Phase I environmental audit; iv) a mortgage and other security documents requested by the Administrative Agent; v) title insurance; vi) copies of major leases; and vii) tenant estoppels and SNDA as requested by the Administrative Agent. All of the foregoing shall be satisfactory to the Administrative Agent, and in the case of the Appraisal and the environmental audit, satisfactory to the Requisite Lenders.

MANDATORY
PREPAYMENT:	If at any time the aggregate principal amount outstanding under the Facility (including letters of credit) exceeds the then applicable Available Amount, after taking into account any substitution or release of Collateral Pool Properties, Borrower shall be required to make a mandatory principal payment under the Facility in an amount at least equal to such excess. Such repayment must be made within five business days.

FINANCIAL
COVENANTS:		Financial Covenants will be met by Operating Partnership at all times on a consolidated basis but only reported quarterly or more often as required.

	1.	Maximum Corporate Leverage:	70.0%

The ratio of Total Indebtedness to Gross Asset Value.

	2.	Minimum Corporate Fixed Charge Coverage Ratio:	1.45 to 1.00

The ratio of Adjusted EBITDA to Fixed Charges.

	3.	Minimum Tangible Net Worth:	TBD

Minimum Tangible Net Worth will at no time be less than (i) TBD (85% of level at closing) plus (ii) 75% of the net cash proceeds of issuances of Equity Interests.

	4.	Dividend Payout/Distributions:

RPB, the Borrower and its Subsidiaries will not declare or make any distributions or other Restricted Payments except that they may do the following so long as no Default or Event of Default exists or would result. RPB and the Borrower may declare or make cash distributions to its shareholders or unitholders during any four quarter period not to exceed the greater of (i) 95% of the Funds From Operations for such period (commencing 6/30/07) or (ii) the amount required for RPB to remain a REIT.

Regardless of the above, during the continuance of an Event of Default, RPB shall only make cash distributions sufficient to remain a REIT. If an Event of Default resulting from nonpayment or bankruptcy exists, or if the Borrower’s obligations under the Facility have been accelerated, RPB, the Borrower and its Subsidiaries may not make any Restricted Payments.

	5.	Recourse Debt:

RPB, Borrower and its Subsidiaries may have recourse debt, excluding the subject Facility, up to 30% of Gross Asset Value.

	6.	Minimum Collateral Pool Debt Service Ratio: 1.40 to 1.00

The ratio of aggregate annualized NOI of the Collateral Pool Properties for the preceding two fiscal quarters divided by the Implied Debt Service.

	7.	Minimum Aggregate Collateral Pool Leasing Level: 80%

The aggregate weighted average of the Leased Space of the Collateral Pool Properties must be equal to or greater than 80.0% based on square footage as of the end of each fiscal quarter. Presidents Park II will be excluded from the calculation of this covenant until the period ended 3/31/07.

OTHER COVENANTS:		The Facility documentation shall include affirmative and negative covenants usual and customary for financings generally and for this Facility in particular, including, but not limited to, the following: (i) preservation of existence; (ii) maintenance of properties; (iii) compliance with laws (including environmental laws and ERISA matters) in all material respects and contractual obligations; (iv) payment of taxes and claims subject to customary rights to contest and requirements for reserves; (v) maintenance of insurance; (vi) limitation on liens and negative pledges; (vii) inspections; (viii) maintenance of financial records; (ix) transactions with affiliates; (x) limitation on mergers, consolidations and sales of all or substantially all assets; and, (xi) maintenance of RPB’s REIT status and listing and trading on any national securities exchange.

	b)	REPORTING

REQUIREMENTS:		Not later than 15 days following the filing of RPB’s Form 10-Q with the Securities and Exchange Commission for the first three fiscal quarters of RPB, but in any event within 60 days after the end of each such fiscal quarter, RPB shall provide quarterly unaudited consolidated financial statements (including a consolidated balance sheet and income statement) to the Lenders in form and substance satisfactory to the Administrative Agent, such quarterly statements to be certified by RPB’s chief financial officer or chief accounting officer;

Not later than 15 days following the filing of RPB’s Form 10-K with the Securities and Exchange Commission for each fiscal year of RPB, but in any event within 120 days after the end of each such year, RPB shall provide annual audited consolidated financial statements (including a consolidated balance sheet, income statement and statement of cash flows) to the Lenders in form and substance satisfactory to the Administrative Agent, such financial statements to be certified by (a) RPB’s chief financial officer or chief accounting officer and (b) independent certified public accountants of recognized national standing, whose certificate shall be unqualified.

Together with such quarterly and annual financial statements, RPB shall provide (a) a compliance certificate (and all back-up calculations) from the chief financial officer or chief accounting officer confirming that RPB and the Borrower are in compliance with all of the covenants of the Loan Documents and that there is no other default under any of the Loan Documents and (b) other information as reasonably requested by the Administrative Agent.

In addition, concurrently with the delivery of RPB’s annual and quarterly financial statements, RPB shall also provide (i) quarterly operating statements and (ii) a current rent roll for each Collateral Pool Property.

ENVIRONMENTAL
MATTERS:	Borrower and Guarantors shall indemnify the Administrative Agent, the Lenders and their successors and assigns with respect to environmental matters.

REPRESENTATIONS:	The Borrower and Guarantors will make usual representations and warranties as of the closing and in connection with each loan including, without limitation, corporate existence and standing, authorization and validity, no conflicts, government consents, absence of litigation and contingent obligations, taxes, subsidiaries, compliance with laws, ownership of properties, existing liens, existing debt, solvency, margin stock, insurance, absence of default or unmatured default and continued accuracy of representations with respect to its financial statements, ERISA, REIT status, and absence of material adverse change.

CONDITIONS
PRECEDENT:	Customary conditions to each advance (including, without limitation, certification of absence of default or unmatured default, absence of material litigation, absence of material adverse change from the Borrower’s and Guarantor’s financial condition and operations and accuracy of representations and warranties) shall apply. Additional conditions precedent to the initial advance will include, without limitation, the delivery of customary closing documents including, without limitation, opinions of outside legal counsel of the Borrower and the Guarantors.

EVENTS OF
DEFAULT:	In addition to such other Events of Default as Lenders shall deem appropriate, the occurrence of any of the following shall constitute an Event of Default under the Facility Agreement and Lenders shall have no obligation to make further disbursements of the Facility, and the outstanding balance of the Facility shall be immediately due and payable:

a)	Failure to pay principal when due;

b)	Failure to pay interest, fees or any other obligation under the Facility documents within five business days after due;

c)	Violation of any financial covenant or any negative covenant;

d)	Violation of other covenants, subject to a customary grace period;

e)	Material misrepresentation;

f)	Event of default by Borrower, Guarantors or any consolidated Subsidiary on any recourse debt obligations (including guaranties) or any non-recourse debt obligations aggregating in excess of $20,000,000;

g)	Liquidation, reorganization, insolvency or bankruptcy of the Borrower, Subsidiaries or any Guarantor;

h)	The Borrower or any Guarantor shall disavow, revoke or terminate any Facility document or shall otherwise challenge or contest in the validity or enforceability of any Facility document (including any mortgage);

i)	Judgments against the Borrower or any Guarantor for an amount in excess of $10,000,000 per occurrence or in aggregate in any calendar year, or against any Subsidiary that is not a Guarantor for an amount in excess of $20,000,000 per occurrence or in aggregate in any calendar year, in each case, that remain unsatisfied or unstayed for more than 60 days and which are uninsured;

j)	Failure to remediate within the time period permitted by law or governmental order (or within a reasonable time given the nature of the problem if no specific time period has been given) material environmental problems related to properties whose aggregate book values are in excess of $10,000,000 after all administrative hearings and appeals have been concluded.

k)	Neither the Borrower nor Guarantors, nor Consolidated subsidiaries may sell, transfer or dispose of assets in one transaction or a series of transaction with a Gross Asset Value of more than 20% of Gross Asset Value in any four quarters without the approval of Administrative Agent and Requisite Lenders (a sale of the property at 1425 New York Avenue is excluded from this restriction). Neither the Borrower, Guarantors or Consolidated subsidiaries may consolidate or merge with any other entity without the consent of Requisite Lenders and fulfillment of the following requirements: 1) The Company is the surviving entity, and 2) After giving effect to the transaction, the Company remains in compliance with all terms of the Facility.

l)	Failure to maintain REIT status;

m)	Customary change of control or management defaults; and

n)	Violation of ERISA regulations.

ASSIGNMENTS/
PARTICIPATIONS:	Each Lender will be permitted to make assignments in minimum amounts of $5,000,000 and integral multiples of $1,000,000 in excess thereof, subject (other than assignments to a Lender or an affiliate of a Lender) to the consent of the Borrower (so long as no Default or Event of Default then exists under the Facility) and the Administrative Agent, such approval, in each case, not to be unreasonably withheld. Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date and releases of any of the Guarantors. An assignment fee of $3,500 shall be payable by any assigning Lender to the Administrative Agent upon the effectiveness of any such assignment (including, but not limited to, an assignment by a Lender to another Lender). Lenders shall have the right to disclose information to prospective participants and assignees.

WAIVERS AND
AMENDMENTS:	Amendments and waivers of the provisions of the definitive Facility documentation will require the approval of Requisite Lenders, except that the consent of all of the Lenders shall be required with respect to (a) increases in the commitment of Lenders or the Aggregate Revolving Commitment (except in accordance with the ability to increase the Facility up to $250 million as outlined in the Facility section), (b) reductions of principal payments, interest, or fees, (c) extensions of scheduled maturities (other than the Extension Option) or times for payment, and (d) releases of any Guarantor (other than as expressly permitted under the Facility documents).

EXPENSES:	The Borrower will pay all costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all documentation executed in connection with the Facility, including, without limitation, the legal fees of counsel to the Administrative Agent and the Lead Arranger (which counsel may include their respective employees), regardless of whether or not the Facility is closed. The Borrower will also pay the expenses of each Lender in connection with the “workout” or enforcement of any loan documentation for the Facility.

DEFINITIONS
Adjusted EBITDA: means, on any date of determination, EBITDA less Capital Improvement Reserve for the period of two fiscal quarters most recently ended.
Appraisal: means, in respect of any Collateral Pool Property, an M.A.I. appraisal commissioned by and addressed to a financial institution (acceptable to Administrative Agent as to form, substance and appraisal date), prepared by a professional appraiser acceptable to the Administrative Agent, having at least the minimum qualifications required under applicable law governing the Administrative Agent and the Lenders, including FIRREA, and determining the “as is” market value of such Property as between a willing buyer and a willing seller.
Appraised Value: means, with respect to any Collateral Pool Property, the “as is” market value of such Property as reflected in the then most recent Appraisal of such Collateral Pool Property as the same may have been reasonably adjusted by the Administrative Agent based upon its internal review of such Appraisal which is based on criteria and factors then generally used and considered by the Administrative Agent in determining the value of similar properties, which review shall be conducted prior to acceptance of such Appraisal by the Administrative Agent.
Base Rate: means the per annum rate of interest equal to the greater of (a) the prime rate or (b) the federal funds rate plus one-half of one percent (0.5%).
Capital Improvement Reserve: means, for any period an amount equal to (a) $0.30 per square foot times, (b) a fraction, the numerator of which is the number of days in such period and the denominator of which is 365. The term Capital Improvement Reserve shall be determined on an aggregate basis with respect to all Properties of the Borrower and its Subsidiaries and a proportionate share of all Properties of all Unconsolidated Affiliates.
Capitalization Rate: means 7.00% for Properties located in the District of Columbia, and 7.75% for other Properties.
Capitalized Lease Obligations: means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP. The amount of a Capitalized Lease Obligation is the capitalized amount of such obligation as would be required to be reflected on the balance sheet prepared in accordance with GAAP of the applicable Person as of the applicable date.
Collateral Pool Availability: means an amount equal to 65% of the Collateral Pool Value.
Collateral Pool Property(ies): means those properties designated as such at close and properties that were subsequently added as permitted herein.

Collateral Pool Value: means the sum of the value of the Collateral Property Values of the Collateral Pool Properties.
Collateral Property Value: means an amount equal to the “as is” Appraised Value of such Collateral Pool Property.
Construction-in-Process (“CIP”): means, with respect to any Property, cash expenditures for land and improvements (including indirect costs internally allocated and development costs) in accordance with GAAP on such Property that is under development or will commence development within twelve months.
Derivatives Contract: means any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement. Not in limitation of the foregoing, the term “Derivatives Contract” includes any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement.
Derivatives Termination Value: means, in respect of any one or more Derivatives Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Derivatives Contracts, (a) for any date on or after the date such Derivatives Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a) the amount(s) determined as the mark-to-market value(s) for such Derivatives Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Derivatives Contracts (which may include the Agent or any Lender).
EBITDA: means, with respect to a Person for any period: (a) net income (or loss) of such Person for such period determined on a consolidated basis (prior to any impact from minority interests), in accordance with GAAP, exclusive of the following (but only to the extent included in determination of such net income (or loss)): (i) depreciation and amortization expense; (ii) Interest Expense; (iii) income tax expense; (iv) extraordinary or non-recurring gains and losses; plus (b) such Person’s pro rata share of EBITDA of its Unconsolidated Affiliates. The EBITDA will be adjusted to remove all impact of straight lining of rents and amortization of intangibles pursuant FAS 141.

Equity Interest: means, with respect to any Person, any share of capital stock of (or other ownership or profit interests in) such Person, any warrant, option or other right for the purchase or other acquisition from such Person of any share of capital stock of (or other ownership or profit interests in) such Person, any security convertible into or exchangeable for any share of capital stock of (or other ownership or profit interests in) such Person or warrant, right or option for the purchase or other acquisition from such Person of such shares (or such other interests), and any other ownership or profit interest in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such share, warrant, option, right or other interest is authorized or otherwise existing on any date of determination.
Fixed Charges: means, on any date of determination, the sum of (a) Interest Expense of RPB, the Borrower and its Subsidiaries determined on a consolidated basis for the period of two fiscal quarters most recently ended (both expensed and capitalized), (b) all regularly scheduled principal payments made with respect to Indebtedness of RPB, the Borrower and its Subsidiaries during such period, other than any balloon, bullet or similar principal payment which repays such Indebtedness in full, and (c) all Preferred Dividends paid during such period. Fixed Charges shall include a proportionate share of the Fixed Charges of all Unconsolidated Affiliates for such period.
Funds From Operations: means, with respect to a Person and for a given period, an amount equal to the net income (or loss) of such Person for such period, computed in accordance with GAAP, excluding gains (or losses) from extraordinary items (but including gains or losses on sales of real estate in the ordinary course of business, e.g. build to suits), plus real estate depreciation and amortization, and after adjustments for unconsolidated affiliates. Adjustments for unconsolidated affiliates will be recalculated to reflect funds from operations on the same basis.
Gross Asset Value (“GAV”): means, on any date of determination, the sum of all of the following of the Borrower and its Subsidiaries: (a) unrestricted cash and cash equivalents held by Borrower and its Subsidiaries on such date, plus (b) with respect to each completed and stabilized Property owned by the Borrower or any Subsidiary, (i)(x) the NOI attributable to such Property for the period of two fiscal quarters most recently ended, times (y) 2, divided by (ii) the Capitalization Rate, plus (c) Properties acquired during the initial term of the Facility at the lesser of (i) the cost or (ii) NOI attributed to such acquired Property capped at 6.50%, plus (d) the aggregate CIP of all Properties under development until the earlier of the (i) one year anniversary date of project completion or (ii) the first quarter after the project achieves 85% occupancy, plus (e) the cost of Unimproved Land on such date. Borrower’s pro rata share of Unconsolidated Affiliates will be included in GAV calculations consistent with the above described treatment for wholly owned assets. For purposes of determining Gross Asset Value, NOI from Properties acquired or disposed of by the Borrower or any Subsidiary during the period of two fiscal quarters most recently ended shall be excluded.
Guarantors: means, individually and collectively, as the context shall require: (i) RPB, and (ii) each Subsidiary directly owning a Collateral Pool Property.

Implied Debt Service: means, as of a given date, an amount equal to the annual principal and interest payment sufficient to amortize in full during a 30-year period the aggregate principal balance of Loans outstanding as of such date calculated using an interest rate equal to 1.5% plus the greater of (i) the yield on a 10 year United States Treasury Note at such time as determined by the Agent or (ii) 5.00%.
Indebtedness: means, with respect to a Person, at the time of computation thereof, all of the following (without duplication): (a) all obligations of such Person in respect of money borrowed; (other than trade debt incurred in the ordinary course of business not more than 180 days past due); (b) all obligations of such Person, whether or not for money borrowed (i) represented by notes payable, or drafts accepted, in each case representing extensions of credit, (ii) evidenced by bonds, debentures, notes or similar instruments, or (iii) constituting purchase money indebtedness, conditional sales contracts, title retention debt instruments or other similar instruments, upon which interest charges are customarily paid or that are issued or assumed as full or partial payment for property or services rendered; (c) Capitalized Lease Obligations of such Person; (d) all reimbursement obligations of such Person under any letters of credit or acceptances (whether or not the same have been presented for payment); (e) all Off-Balance Sheet Obligations of such Person; (f) all obligations of such Person in respect of any purchase obligation, repurchase obligation, takeout commitment or forward equity commitment, in each case evidenced by a binding agreement (excluding any such obligation to the extent the obligation can be satisfied by the issuance of Equity Interests)); (g) net obligations under any Derivatives Contract not entered into as a hedge against existing Indebtedness, in an amount equal to the Derivatives Termination Value thereof; (h) all Indebtedness of other Persons which such Person has guaranteed or is otherwise recourse to such Person (except for guaranties of customary exceptions for fraud, misapplication of funds, environmental indemnities and other similar exceptions to recourse liability (but not exceptions relating to bankruptcy, insolvency, receivership or other similar events)); (i) all Indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness or other payment obligation; and (j) such Person’s pro rata share of the Indebtedness of any Unconsolidated Affiliate of such Person. All such figures to be adjusted to negate the effects of FAS 141.
Interest Expense: means, on any date of determination, RPB’s and the Operating Partnership’s total interest expense incurred (in accordance with GAAP) for the period of two fiscal quarters most recently ended, including capitalized interest (but excluding interest funded under a construction loan), on a consolidated basis plus RPB’s and Operating Partnership’s pro rata share of Interest Expense from joint venture Investments and Unconsolidated Affiliates, without duplication for such period.
Leased Space: means leased and paying rent.
Net Operating Income or NOI: means, for any Property and for a given period, the sum of the following (without duplication): (a) rents and other revenues received in the ordinary course from such Property (excluding pre-paid rents and revenues and security deposits except to the extent applied in satisfaction of tenants’ obligations for rent) minus (b) all expenses paid or accrued related to the ownership, operation or maintenance of such Property, including but not limited to taxes, assessments and the like, insurance, utilities, payroll costs, maintenance, repair and landscaping expenses, marketing expenses, and general and administrative expenses (including an appropriate allocation for legal, accounting, advertising, marketing and other expenses incurred in connection with such Property, but specifically excluding general overhead expenses of the Borrower or any Subsidiary and any property management fees) minus (c) the Capital Improvement Reserve for such Property as of the end of such period minus (d) the greater of (i) the actual property management fee paid during such period and (ii) an imputed management fee in the amount of three percent (3.0%) of the gross revenues for such Property for such period. The NOI shall include such Person’s pro rata share of NOI of its Unconsolidated Affiliates. The NOI will also be adjusted to remove any impact from straight line rents or from amortization of intangibles pursuant FAS 141.
Off-Balance Sheet Obligations: means liabilities and obligations of RPB, the Borrower, any Subsidiary or any other Person in respect of “off-balance sheet arrangements” (as defined in the SEC Off-Balance Sheet Rules) which RPB would be required to disclose in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of RPB’s report on Form 10-Q or Form 10-K (or their equivalents) which RPB is required to file with the Securities and Exchange Commission (or any Governmental Authority substituted therefore). As used in this definition, the term “SEC Off-Balance Sheet Rules” means the Disclosure in Management’s Discussion and Analysis About Off-Balance Sheet Arrangements, Securities Act Release No. 33-8182, 68 Fed. Reg. 5982 (Feb. 5, 2003) (codified at 17 CFR pts. 228, 229 and 249).
Person: means an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization, or a government or any agency or political subdivision thereof.
Preferred Dividends: means, for any period and without duplication, all Restricted Payments paid during such period on Preferred Securities issued by RPB, the Borrower or a Subsidiary. Preferred Dividends shall not include dividends or distributions (a) paid or payable solely in Equity Interests payable to holders of such class of Equity Interests; (b) paid or payable to the Borrower or a Subsidiary; or (c) constituting or resulting in the redemption of Preferred Securities, other than scheduled redemptions not constituting balloon, bullet or similar redemptions in full.
Preferred Securities: means, with respect to any Person, Equity Interests in such Person, which are entitled to preference or priority over any other Equity Interest in such Person in respect of the payment of dividends or distribution of assets upon liquidation or both.
Property: means any parcel of real property owned or leased (in whole or in part) or operated by the Borrower, any Subsidiary or any Unconsolidated Affiliate of the Borrower and which is located in the United States of America.
Requisite Lenders: means Lenders with 66 2/3% of the Aggregate Revolving Commitment.

Restricted Payment: means (a) any dividend or other distribution, direct or indirect, on account of any Equity Interest of RPB, the Borrower or any Subsidiary now or hereafter outstanding, except a dividend payable solely in Equity Interests of identical class to the holders of that class; (b) any redemption, conversion, exchange, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Equity Interest of the Borrower or any Subsidiary now or hereafter outstanding; and (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire any Equity Interests of RPB, the Borrower or any Subsidiary now or hereafter outstanding.
Subsidiary: means, for any Person, any corporation, partnership or other entity of which at least a majority of the Equity Interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person, and shall include all Persons the accounts of which are consolidated with those of such Person pursuant to GAAP.
Tangible Net Worth: means, as of a given date, Gross Asset Value less Total Indebtedness.
Total Indebtedness: means, on any date of determination, all Indebtedness of RPB, the Borrower and all Subsidiaries determined on a consolidated basis on such date, including the pro rata share of Unconsolidated Affiliates.
Unconsolidated Affiliates: means, with respect to any Person, any other Person in whom such Person holds an Investment, which Investment is accounted for in the financial statements of such Person on an equity basis of accounting and whose financial results would not be consolidated under GAAP with the financial results of such Person on the consolidated financial statements of such Person.
Unimproved Land: means, on any date of determination, land on which no development (other than improvements that are not material and are temporary in nature) has occurred and for which no construction is planned in the following 12 months.